
Coastal Cleanup
adapt

Rafaella Thorssen · 3rd

Vlogmi Corporation

Co-Founder and Vice President of Design at Vlogmi

Philippines · 95 connections · Contact info

Experience

Vice President of Design
Vlogmi Corporation · Full-time
Apr 2019 – Present · 1 yr 10 mos

Founder
Shady Girl
Jan 2019 – May 2019 · 5 mos
Manila, Philippines

- sunglasses dropshipping company
- maintenance of online orders
- website development
social media marketing

Student Intern
Teach for the Philippines · Internship
Apr 2019 · 1 mo
Makati, National Capital Region, Philippines

Corporate Director
Adapt Ergonomic Workplace Solutions

Jul 2016 – Jan 2019 · 2 yrs 7 mos
Manila, Philippines

Barista

Mayflower Caffe
Jul 2014 – Dec 2015 · 1 yr 6 mos
Victoria, Canada

- Prepared and served food and gourmet beverages
- managed the register
- contacted suppliers for restocking and inquiries
- managed events

Education

UNI-Prep Institute

TEFL/TESOL Certification, Teaching English as a Second or Foreign Language/ESL Language Instructor
2019 – 2020

Enderun Colleges

High School Diploma, Accountancy and Business Management, 12
2018 – 2019
Activities and Societies: Environmental Organization

iACADEMY - Makati City

Senior High School, Multimedia Arts, 11
2017 – 2018
Activities and Societies: The iAcademy Harbinger (newspaper for school activities and local news)

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Volunteer experience

Volunteer

Philippine Coast Guard Auxiliary
Jan 2020 • 1 mo
Disaster and Humanitarian Relief

Visited 4 locations to hand out relief goods in Tagaytay and Batangas due to the Taal Volcano Eruption

Volunteer

Philippine Coast Guard Auxiliary

Jun 2019 • 1 mo

Education

Assisted with handing out food and school supplies to children in a less fortunate elementary school in Manila for a Drug Awareness campaign. Also played with the children and talked with them for the whole program.

Volunteer

Enderun Colleges

Oct 2018 – Dec 2018 • 3 mos

Education

Ran a small food business at high school selling corndogs and soft drinks to other students. Had to create marketing campaign, recipes, budgeting, etc.

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